AGRIFY CORPORATION

101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

November 12, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Agrify Corporation

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted October 20, 2020

CIK No. 0001800637

Dear Ms. Adams:

Agrify Corporation (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 3, 2020, regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) previously submitted to the Commission on October 20, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in an Amendment No. 2 to the Draft Registration Statement (the “Amended Registration Statement”) which is being submitted to the Commission concurrently with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We reissue comment 2 in that you lengthened your summary, rather than making it more precise. Please revise the summary to be brief, concise, and to avoid repeating detailed information provided later in your document. We also note you deleted all references to container farm. Please explain to us what constituted your container farm product and where it fit within your company’s history or where it fits today.

RESPONSE: We have revised the disclosure in the prospectus summary to remove any superfluous information in order to make the summary more concise and less repetitive, while still retaining sufficient information about our business that we believe is necessary. For the Staff’s information, we removed all container farm references from the Registration Statement since that product is no longer material to our current business. From a historical perspective, the container farm solution was something that we offered to customers who wanted to start growing immediately, but their facilities were not quite ready to accommodate our AVFUs. The container farms could be deployed rapidly to any outdoor location that could house 40-foot shipping containers connected to power and water. While we did explore the commercial viability of the container farm solution, and we did sell a few containers in 2020, we ultimately decided not to pursue this product any further moving forward.

2.	We note your response to comment 3 regarding your main customers. In an appropriate section of your document, identify these customers, disclose the material terms of your agreements with them, and file the agreements as exhibits. Refer to Items 101(c)(vii) and 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: For the Staff’s information and by way of background, in connection with our acquisition of TriGrow in January 2020, we inherited four legacy end-user customers who had purchased AVFUs through TriGrow. One of these customers took delivery of our AVFUs in 2020, for which we recognized revenue within the first six months of 2020. After the acquisition, as we ramped up our sales force and transitioned to selling our cultivation solutions directly, we focused our sales efforts on a wide variety of other potential customers, including the customers that are reflected in the backlog and pipeline disclosed in the Amended Registration Statement. Although the revenue recognized from one of these legacy customers during the first six months of 2020 constituted a substantial majority of our revenue during this transition period following the TriGrow acquisition, we expect that these TriGrow legacy customers collectively will have a de-minimus contribution to our revenues going forward. For example, none of these legacy customers are included within our current backlog or pipeline. Our business is not substantially dependent on any of these customers and the loss of any of such customers, individually or collectively, would not have a material adverse effect on the Company. We have expanded the disclosure on pages 51 and 52 of the Amended Registration Statement to clarify our relationship with these legacy customers in accordance with the response to this comment. We do not believe any further disclosure with respect to these legacy customers is required under Items 101(c)(vii) and 601(b)(10)(ii)(B) of Regulation S-K.

Our Competitive Strengths, page 7

3.	We reissue comment 6. Provide the data that supports your explanation of your use of the term “market leading technology,” or revise the disclosure to clarify. In addition, we note you removed the descriptor “leading” with respect to Valiant-America; however, you revised the document to now refer to your Chinese supplier, Inventronics, Inc., as a “leading Asian Manufacturer.” Provide the basis for this statement.

RESPONSE: We have revised the disclosure on pages 6 and 57 of the Amended Registration Statement to replace the term “market leading technology” with “innovative technology.” In addition, we replaced the term “leading Asian Manufacturer” with “large Asian Manufacturer” in reference to our Chinese supplier, Inventronics, Inc., on pages 6 and 58 of the Amended Registration Statement

4.	We note your response to comment 7. As it appears you substantially rely on your deeply integrated relationship with Inventronics, Inc., summarize the agreement in an appropriate section of your document and file it as an exhibit. Refer to Items 404(a) and 601(b)(ii)(B) of Regulation S-K.

RESPONSE: For the Staff’s information, Inventronics, Inc. is an investor in the Company and the executive chairman of Inventronics, Guichao Hua, is also a member of our board of directors. As such, we have a strong working relationship with Inventronics. Inventronics also supplies our LED drivers and it is a collaborative R&D partner. However, the Company is not a party to a definitive agreement that governs our relationship with Inventronics. As a supportive stakeholder in the Company, Inventronics has provided us with access to the latest in LED driver technologies and also offers us assistance as needed with custom power supply needs. We have revised the disclosure on pages 6, 7 and 58 of the Amended Registration Statement accordingly.

Industry Overview, page 8

5.	We reissue comment 9. Please provide the third-party market data.

RESPONSE: As discussed with the Staff, in lieu of resending the materials delivered to the Commission’s offices, we will file the third-party market data through the EDGAR system.

Summary Financial and Other Data, page 15

6.	Please revise to include cost of sales as part of your statement of operations data.

RESPONSE: We have revised the disclosure on page 13 of the Amended Registration Statement to include cost of sales as part of our statement of operations data.

Certain Non-GAAP EBITDA and adjusted EBITDA Financial Measurements and Reconciliation to GAAP, page 16

7.	Please refer to prior comment 16. We note your disclosure on page 16 continues to state that the most directly comparable measures for your non-GAAP financial measures are net income and diluted net income per share. However, we see no non-GAAP measures presented or reconciled on a per share basis and diluted net income per share is not provided in the filing. As previously requested, revise to only reference measures presented and discussed in the filing.

RESPONSE: We have deleted the reference on page 14 of the Amended Registration Statement to non-GAAP measures presented or reconciled on a per share basis and diluted net income per share in accordance with the Staff’s comment.

Capitalization, page 38

8.	Please revise the table to include debt as part of your capitalization.

RESPONSE: We have revised the capitalization table on page 36 of the Amended Registration Statement to include debt as part of our capitalization.

Acquisition of TriGrow, page 43

9.	We note your revised disclosure in response to comment 21. Revise to clarify what you mean by a “form of a profits interest investment,” without using the term “profits interest investment” in the definition. Clarify CCI’s role in this investment, i.e., why did you enter into the contract with CCI to fulfill commitments to TriGrow’s shareholders. Also, quantify the payments needed to reach an 18% internal rate of return, and clarify how the amount payable both decreases to 20% and also terminates when you attain the preferred return.

RESPONSE: We have expanded the disclosure on pages 42 and F-32 of the Amended Registration Statement to (i) describe in more detail the profits interest investment, the role of CCI Finance, LLC (“CCI”) in this investment and the reasons for entering into the related profits interest agreement with CCI to fulfill commitments to TriGrow’s shareholders; and (ii) quantify the payments needed to reach an 18% internal rate of return, and clarify how the amount payable both decreases to 20% and also terminates when we attain the preferred return.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 50

10.	We reissue comment 23. Please explain under the terms of the joint venture how income is allocated between your company and Valiant.

RESPONSE: We have revised the disclosure on page 51 of the Amended Registration Statement to explain under the terms of the operating agreement of the joint venture that distributions are made to the members pro-rata in proportion to their holdings of the membership units.

11.	We note the revised disclosure in response to comment 24. Further clarify the cause of your increase in selling, general and administrative expenses for the six months ended June 30, 2020 to $5,003,000 from $130,000 for the six months ended June 30, 2019. The primary factors you have listed only address $1,249,000 of expenses.

RESPONSE: We have revised the disclosure on page 51 of the Amended Registration Statement to further clarify the cause of our increase in selling, general and administrative expenses in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 53

12.	Please revise your discussion to also address your liquidity as of the most recent balance sheet included in the filing, e.g. June 30, 2020. Refer to Item 303(b) of Regulation S-K.

RESPONSE: We have revised the discussion on pages 52, 53 and 54 of the Amended Registration Statement to address our liquidity as of June 30, 2020.

Intellectual Property, page 79

13.	We note you deleted the risk factor in response to comment 28. Tell us what intellectual property rights Agrify Brands, LLC licenses from Holden Company. We may have further comment.

RESPONSE: For the Staff’s information, Agrify Brands, LLC no longer licenses any intellectual property rights from The Holden Company. All rights in The Holden Company’s intellectual property that was previously licensed to Agrify Brands, LLC was transferred to Agrify Brands, LLC pursuant to an intellectual property assignment and transfer agreement effective as of January 1, 2020. We have filed this agreement as Exhibit 10.16 to the Amended Registration Statement.

Financial Statements for the Period Ended June 30, 2020
Statements of Cash Flows, page F-23

14.	Please refer to prior comment 33. We note from your response that the $1.1 million is an assumed obligation to invest in the profit interest agreement in the amount of $1,140 and is presented net of cash held by TriGrow at the time of acquisition. Please revise Note 11 to explain the terms of the profit interest investment and clarify for us why this is considered a cash outflow in your statement of cash flows.

RESPONSE: We have revised Note 11 on page F-32 of the Amended Registration Statement to disclose the terms of the profit interest investment. We believe that the assumed obligation is an outflow in our statement of cash flows since it was assumed as part of the acquisition of TriGrow on January 22, 2020 and we made the payment to CCI on January 24, 2020.

15.	Please tell us how this obligation to invest $1,140 in the form of a profit interest investment is included in your interim balance sheet. If the amount is offset against another balance sheet account, describe how you have considered the guidance in ASC 210-20-45.

RESPONSE: We analyzed the obligation to invest in the profit interest investment under ASC 805 and determined that the obligation to invest $1,140,000 was an obligation that is assumed in connection with the TriGrow acquisition and therefore is included as part of the purchase price of TriGrow. Additionally, we determined the value of our investment into CCI was $0 since we could not reasonably expect to recover the value of such investments at the date of the acquisition. In assessing the recoverability of the investment on the acquisition date, we analyzed: (i) the state in which CCI’s customer did not have the financial resources to complete the installation of the leased equipment in order to generate revenue and pay CCI, and (ii) the risk that we did not have contractual binding recourse in the event that CCI’s customer defaults on the equipment lease. As a result, we determined that we would account for TriGrow’s obligation as an assumption of a $1,140,000 obligation in connection with the TriGrow acquisition, without recording a corresponding investment asset.

Note 1 – Nature of Business and Basis of Presentation
Description of business, page F-24

16.	We see that you hold 60% of Agrify Valiant LLC which was formed in December 2019. Revise the filing to provide the disclosures required by ASC 810-10-50-1A for this less- than-wholly-owned subsidiary. Please also reconcile your disclosure on page 8 that the joint venture with Valiant-America generated 7.1% (or $350,000) in total revenue in the first six months of 2020 with your disclosure on page 57 that you have not yet recognized any revenue from the joint venture.

RESPONSE: We have revised page F-25 of the Amended Registration Statement to provide the disclosures required by ASC 810-10-50-1A for this less-than-wholly-owned subsidiary. In addition, we deleted the reference to revenues from our joint venture on page 58 of the Amended Registration Statement to reconcile this inconsistency as we do not believe such statement is needed.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-26

17.	We note your response to prior comment 34. To the extent you enter into contractual agreements with customers that include payment terms longer than one year, please revise to disclose your related accounting policies for the financing component.

RESPONSE: We have revised page F-28 of the Amended Registration Statement to disclose our related accounting policies for the financing component to the extent we enter into contractual agreements with customers that include payment terms longer than one year.

We thank the Staff in advance for its review of the foregoing and the Amended Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com by telephone at (212) 407-4923.

Very truly yours,

/s/ Raymond Chang
Raymond Chang, Chief Executive Officer